March 31, 2005

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

RE:          Special Devices, Incorporated Form 10-Q for the quarter ended January 30, 2005 – File No. 333-75869

Dear Mr. Decker:

Enclosed are our responses to your letter dated March 23, 2005. In order to facilitate your review, we have included the Staff’s comment followed by our response below. It is our intention to include these revisions in future filings.

Comments applicable to your overall filing

1.               Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response: The requested response or additional disclosure is set forth under each of the Staff’s comments below. These revisions will be included in future filings.

Item 4 – Controls and Procedures, page 19

2.              You currently disclose that the principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective, except as discussed below. Given the exception noted, it remains unclear whether your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusion reached by your principal executive officer and principal financial officer on the effectiveness of your disclosure controls and procedures. Please confirm if your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective as of January 30, 2005. Otherwise you should amend your Form 10-Q to disclose that given the identified matter, your disclosure controls and procedures were not effective.

Response: The disclosure is revised as follows:

ITEM 4. CONTROLS AND PROCEDURES

SDI, under the supervision and with the participation of its management, including its principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at January 30, 2005 in reaching a reasonable level of assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission’s rules and forms.

During the quarter ended January 30, 2005, there was a change in the internal control over financial reporting (“Internal Control”) as disclosed below that materially affected, or is reasonably likely to materially affect, Internal Control.

As previously disclosed in our filing on Form 10-Q/A for the quarter ended August 1, 2004, we determined that a material weakness existed in our disclosure controls and procedures and our Internal Control because certain errors were made in accounting for the separation agreement we entered into during that quarter with our former chief operating officer. Those errors, which resulted in the restatement of our financial statements for the quarter ended August 1, 2004, related to the timing of the recognition of severance expense and recognition of compensation expense for a deemed modification of stock options. To correct the identified weakness in our disclosure controls and procedures and our Internal Control, we instituted procedures in the first quarter of 2005 requiring that separation agreements be reviewed and a formal assessment be prepared with respect to the accounting treatment required under generally accepted accounting principles and that such assessment be subject to an additional level of review.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within SDI have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. SDI conducts periodic evaluations to enhance, where necessary, its procedures and controls.

3.               You currently disclose that there were no changes in the internal control over financial reporting that have materially affected or which are reasonably likely to materially affect internal control, except as disclosed below. Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to affect, your internal control over financial reporting. See Item 308 of Regulation S-K.

Response: See our disclosure under comment number 2 above.

If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at (805) 553-1385 or, in my absence, Louise Pomes, Corporate Controller, at (805) 553-1315.

Sincerely,

/s/ James E. Reeder

James E. Reeder
Vice President Finance

cc:   Jeffrey Gordon, Division of Corporate Finance

James E. Siegfried, Partner, PricewaterhouseCoopers LLP

Jane K. Storero, Esq., BlankRome LLP